FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Completes Sale of Four Diabetes Products in Japan to Teijin Pharma Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: April 1, 2021	By:	/s/ Christopher O'Reilly
Christopher O'Reilly Global Head of Investor Relations

News Release

Takeda Completes Sale of Four Diabetes Products in Japan to Teijin Pharma Limited

Osaka, Japan, April 1, 2021 --- Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) today announced that it has completed the asset transfer associated with a portfolio of select non-core products in Japan to Teijin Pharma Limited (“Teijin Pharma”) for JPY 133.0 billion1.　This asset transfer agreement was announced in February 2021.

The portfolio divested to Teijin Pharma was comprised of four non-core type 2 diabetes products (Nesina®, Liovel®, Inisync® and Zafatek®) sold in Japan, which generated total sales of approximately JPY 30.8 billion in FY2019. While the products included in the asset transfer continue to play important roles in meeting patient needs in the country, they were outside of Takeda’s chosen business areas – Gastroenterology (GI), Rare Diseases, Plasma-Derived Therapies, Oncology, and Neuroscience – core to its global long-term growth strategy. The transaction continues Takeda’s strong momentum toward optimizing its portfolio for growth by discovering and delivering life-transforming treatments in its focused key business areas.

Takeda and Teijin Pharma have entered into a manufacturing and supply agreement and distribution agreement, under which Takeda will continue to manufacture the products, supply them and provide the distribution channel to Teijin Pharma. Takeda will, for the time being, continue holding the marketing authorizations of the transferred brands, and the timing of the transfer of the marketing authorizations will be determined later.

Takeda intends to use the proceeds from the sale to reduce its debt and accelerate deleveraging towards its target of 2x net debt/adjusted EBITDA within FY2021 – FY2023.

Takeda has sustained momentum in its divestiture strategy and has exceeded its $10 billion non-core asset divestiture target. Including this transaction, Takeda has announced 12 deals since January 2019, for a total aggregate value of up to approximately $12.9 billion.

As the asset transfer was completed on April 1, 2021, this transaction will be reflected in Takeda’s results for　the first quarter of the Fiscal Year 2021. Takeda anticipates the sales price to have a positive impact on Reported Profit before income taxes and Net Profit attributable to owners of the Company of approximately JPY 130.0 billion and JPY 90.0 billion, respectively. Since the gain relates to the divestiture of non-core assets, there will be no impact on Core Operating Profit or Core Net Profit. Takeda will announce its Forecast for the Full Year Consolidated Financials for the Fiscal Year 2021 at the Fiscal Year 2020 financial results announcement scheduled in May 2021.

1 The sales price includes the price of product inventory. The sales price will be adjusted based on the value of the product inventory on the date of the completion of the asset transfer.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetic and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries. For more information, visit https://www.takeda.com.

Contacts:
Japanese Media                Media outside Japan
Kazumi Kobayashi                Justine Grosvenor
kazumi.kobayashi@takeda.com            justine.grosvenor@takeda.com
+81 (0) 3-3278-2095                +1 872 226 6701

Investor Relations Contact:
Christopher O’Reilly
takeda.ir.contact@takeda.com
+81 (0) 3-3278-2306

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

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